SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument  51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Friday, June 15, 2018.  All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at seven (7).	80,767,403 (99.69%)	248,643 (0.31%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	80,661,415 (99.56%)	354,632 (0.44%)	Carried
David Awram	79,560,086 (98.20%)	1,455,962 (1.80%)	Carried
David E. De Witt	80,324,281 (99.15%)	691,766 (0.85%)	Carried
Andrew T. Swarthout	80,554,430 (99.43%)	461,616 (0.57%)	Carried
John P.A. Budreski	55,616,056 (68.65%)	25,399,991 (31.35%)	Carried
Mary L. Little	78,362,754 (96.72%)	2,653,294 (3.28%)	Carried
Vera Kobalia	80,619,312 (99.51%)	396,735 (0.49%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	123,990,037 (99.49%)	641,729 (0.51%)	Carried

	FOR	AGAINST
4.Advance Notice Policy: To approve the Company's Advance Notice Policy.	58,961,873 (72.78%)	22,054,174 (27.22%)	Carried

DATED at Vancouver, British Columbia, this 15th day of June, 2018.

SANDSTORM GOLD LTD.

Per:“Christine Gregory”

Christine Gregory

Corporate Secretary